Tahra T. Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

June 3, 2010

Lyn Shenk Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Energroup Holdings Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed May 10, 2010
File No. 333-149171

Dear Ms. Shenk:

On behalf of our client Energroup Holdings Corporation (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff (the "Staff’s Letter") of the United States Securities and Exchange Commission (the "Commission").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Additionally, we transmit herewith for filing with the Commission one complete electronic version of Amendment No. 7 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 7), Amendment No. 1 to the Company’s Annual Report on Form 10-K (the “Amendment No. 1 to Form 10-K), and Amendment No. 1 to the Company’s quarterly report on Form 10-Q for the period ended March 31, 2010 (the “Amendment No. 1 to Form 10-Q, together with Amendment No. 7 and Amendment No. 1 to Form 10-K, the “Amendments”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amendments and all exhibits filed therewith.

The Amendments respond to the comments set forth in the Staff’s Letter.

Form S-1-A filed May 10, 2010

Strategic Financing and Related Settlement, page 4

1.	Please update the second paragraph under this heading as the May 15, 2010 deadline indicated therein has passed, and disclose any associated consequences.

Response to Comment 1:

The disclosure has been revised in accordance with the Staff’s comment to show that the deadline has passed and an extension has been given through June 30, 2010. Please see page 4 of Amendment No. 7.

Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Lyn Shenk Securities and Exchange Commission June 3, 2010 Page 2

Management's Discussion and Analysis
Results of Operations
Comparison of Years Ended December 31, 2009 and December 31, 2008
Cost of Sales, page 46

2.
We note your response to prior comment 17. We believe your discussion should be clarified as to what it is intended to convey. Your analysis should initially focus on the change in the cost of pigs you actually incur, which should be known from your records, and the impact of such on your results. Then, to the extent material and meaningful, a comparison of the costs you incur to the average market price of pigs, with disclosure of the basis for the market price and discussion of the reason for material differences between your cost and the market price, should follow.

 Response to Comment 2:

The disclosure has been revised in accordance with the Staff’s comment. We have included our average price paid for live pigs in 2009 and 2008 based on our records.  We believe that the price we pay for our pigs is in-line with the applicable local market price but may differ in certain situations depending on the grade of pig purchased, which ranges from grade 1 through 4.  We believe that the changes in the prices that we pay for live pigs, even though price fluctuations may reduce or increase cost of sales, is generally offset by changes in revenue resulting from price changes in a similar direction in the average per kilogram sales price of our products. Please see page 47 of Amendment No. 7.

Gross Profit, page 47

3.
Please revise to include the analysis provided in your response to our prior comment 21. In connection with this, include a table for gross profit and the associated margin for each product group in 2008 for comparative purposes.

Response to Comment 3:

The disclosure has been revised to include the analysis provided in our response to the Staff’s prior comment 21 and a table for gross profit and the associated margin for each product group in 2008 for comparative purposes. Please see page 47 of Amendment No. 7.

4.	Your references to marketing and selling expenses in "cost of sales" and "gross profit" do not appear to be relevant as neither is a component of either. Please revise as appropriate.

Response to Comment 4:

Instead of referencing marketing and selling expenses as if it were a component of “cost of sales”, the disclosure has been revised to indicate that our larger use of sales agents reduced our selling expenses in a larger amount than our revenue decreased as a result of extension of discounts to sales agents, and that, on a non-GAAP, aggregate basis, these items had a net positive effect on net profit.  Please see page 47 of Amendment No. 7.

Liquidity and Capital Resources
Cash Flows
Twelve Months Ended December 31, 2009, page 48

5.	Please update the paragraph at the top of page 49 as the May 15, 2010 deadline indicated herein has passed, and disclose any associated consequences.

Response to Comment 5:

Lyn Shenk Securities and Exchange Commission June 3 2010 Page 3

The disclosure has been revised in accordance with the Staff’s comment to show that the deadline has passed and an extension has been given through June 30, 2010.  Please see page 49 of Amendment No. 7.

Financial Statements

6.	Please amend the filing to include the financial statements for the quarter ended March 31, 2010 in accordance with Rule 8-08 of Regulation S-X.

Response to Comment 6:

The financial statements for the quarter ended March 31, 2010 have been included in the filing. Please see pages Q-1-Q-33 of Amendment No. 7.

7.	The statement on page F-4 is titled as the "Statements of Cash Flows" when it should be "Statements of Operations." Please revise.

Response to Comment 7:

The title of “Statements of Cash Flows” on page F-4 which was a clerical error has been corrected in Amendment No. 7.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(O) Recognition of Revenue, page F-12

8.
Please clarify for us whether "sales agents" are considered to be "customers" in recognizing revenues as "customers" is referred to in this note. Additionally, clarify for us whether any rights of return or refunds, or sales allowances, exist for any sales to your customers, including sales agents. If any exist, please explain to us the associated significant terms and conditions.

Response to Comment 8:

The notes to the financial statements have been revised in accordance with the Staff's comment.

Note 19: Financing Transaction, page F-29

9.	Please disclose the number of shares upon which the compensation expense associated with the make good arrangement recognized for each year was based.

Response to Comment 9:

Lyn Shenk Securities and Exchange Commission June 3, 2010 Page 4

The notes to the financial statements have been revised in accordance with the Staff's comment.

10.	Please disclose the date that the respective number of escrowed shares was released.

Response to Comment 10:

The notes to the financial statements have been revised in accordance with the Staff's comment.

Note 20: Settlement Agreement, page F-31

11.	Please update for the passage of the May 15, 2010 deadline indicated herein, and disclose any associated consequences.

Response to Comment 11:

The notes to the financial statements have been revised in accordance with the Staff's comment.

Form 10-K for the Year Ended December 31, 2009

12.	Please conform your filing with respect to the comments above as appropriate.

Response to Comment 12:

The Company has updated its Form 10-K to be consistent with the Form S-1 amendment.

Form 10-Q for the quarter period ended March 31, 2010

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies, page 9
(O) Recognition of Revenue

13.	The last sentence in this policy regarding the increase in receivables after March 2008 no longer appears relevant. Please revise or remove.

Response to Comment 13:

The notes to the financial statements have been revised in accordance with the Staff's comment.

(Z) Recent Accounting Pronouncements, page 14

14.
Each of the pronouncements disclosed has an effective date for you on or before January 1, 2010. Please explain to us and disclose why you have not assessed the impact of such to you by this time and when you expect your evaluation of each to be completed. In connection with this, explain to us and disclose the basis for your statement in Note 2(A) "Method of Accounting" that your accounting policies conform to generally accepted accounting principles.

Response to Comment 14:

The Company has revised the notes to financial statements in accordance with the Staff's comment.

The Company believes that it has not violated its statement in Note 2(A) which indicates that its financial statements are prepared in conformity with US GAAP.  The Company did erroneously omit a statement of its evaluation of the impact of the new pronouncements on the financial statements.  In accordance to SFAS 154 and SAB 99 the Company has corrected these erroneous omissions; however, in light of the circumstances, and the disclosures provided by the Company as explained below. The Company deems these omissions of its statements on its evaluations of the new accounting policies as immaterial.

Lyn Shenk Securities and Exchange Commission June 3, 2010 Page 5

In accordance to SFAS 166, the Company did not transfer or extinguish financial assets during the period that would have materially impacted the Company’s financial statements.

In terms of SFAS 167, the Company, when preparing it financial statements, had implemented the new accounting policies.  The Company made the determination that it did not have any variable interest entity relationships; therefore, SFAS 167 was not applicable, and no other entities were subject to consolidation under the pronouncement.

As can be seen throughout the filing, the Company has also implemented SFAS 168, and has identified all relevant accounting guidance under the new codification rules.  Also, the Company determines application of accounting literature in light of this new pronouncement under the new hierarchy of GAAP.

Note 4: Accounts Receivable, page 16

15.
We note that $3.4 million of the receivable balance is 121-365 days old and that there is only $240,452 reserved in the allowance for bad debts. Please explain to us the basis for your belief that such accounts are fully collectible and the adequacy of your overall allowance for bad debts in connection with these accounts.

Response to Comment 15:

The Company has revised the notes to the financial statements in accordance with the Staff's comment.

As of May 22, 20210, the Company has received settlement of the Accounts Receivable that were between 121-365 days outstanding.  Greater than 70% of those receivables have been collected.  The Company believes that the subsequent settlement of accounts provides further evidence that its allowance for bad debt was adequate.

Note 11. Notes Payable, page 23

16.	Please disclose the interest rate and significant terms and conditions associated with each note.

Response to Comment 16:

The Company has revised the notes to the financial statements in accordance with the Staff's comment.

Lyn Shenk Securities and Exchange Commission June 3, 2010 Page 6

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33
Sources of Liquidity, page 44

17.	We note that you have $30.6 million in aggregate borrowings due during 2010. Please revise to discuss management's plan for repayment or refinancing and the status of such plan.

Response to Comment 17:

The disclosure has been revised in accordance with the Staff’s comment. Please see page 45 of Amendment No. 1.

Item 4T: Controls and Procedures, page 46

18.
Please amend to disclose in reasonable detail the weaknesses that still exist at March 31, 2010, the status of your efforts in remediating these weaknesses, and when you expect remediation will be complete. Disclose pursuant to Item 308T(b) of Regulation S-K any changes in your internal control over financial reporting that have resulted from your remediation efforts that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response to Comment 18:

The disclosure has been revised in accordance with the Staff’s comment. Please see page 48 of Amendment No. 1.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner